UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31297

Heritage Property Investment Trust, Inc.

(Exact name of registrant as specified in its charter)

c/o Centro Properties Group

Centro the Glen

Level 3 Corporate Offices

235 Springvale Road

Glen Waverley Victoria, Australia 3150

011-613-8847 0000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g4(a)(1)(ii)	☐	Rule 12h3(b)(1)(ii)	☐
Rule 12g4(a)(2)(i)	☐	Rule 12h3(b)(2)(i)	☐
Rule 12g4(a)(2)(ii)	☐	Rule 12h3(b)(2)(ii)	☐
		Rule 15d6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Centro Saturn MergerSub LLC (as successor by merger to Heritage Property Investment Trust, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 10, 2006	By:	Centro Saturn MergerSub LLC (as successor by merger to Heritage Property Investment Trust, Inc.)

		By:	/s/ John Hutchinson
			Name:	John Hutchinson
			Title:	Secretary and Vice President